March 6, 2024 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3628	300 Colorado Street, Suite 2400
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Attention:	Christina Chalk
Blake Grady

Re:	Diversified Energy Company plc
Schedule TO-I filed February 26, 2024
File No. 005-94334

Ladies and Gentlemen:

This letter is sent on behalf of Diversified Energy Company plc (the “Company”) in response to the comment of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated March 1, 2024 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in italics, the text of the Staff’s comment prior to the Company’s response.

Schedule TO-I filed February 26, 2024

General

1.     As discussed with counsel, we note that shareholders may only participate in this Tender Offer if they waive their right to receive the Q323 Dividend, and may only participate for an aggregate amount equal to their Entitlement (to such dividend). Therefore, it appears (and counsel confirmed) that shareholders who are not record holders entitled to receive the Q323 Dividend cannot participate in the Tender Offer, and tenders by shareholders who acquire their Shares after the record date for the Q323 Dividend will be rejected. Such a limitation on participation in the Tender Offer is inconsistent with the allholders requirement of Rule 13e-4(f)(8)(i), which requires that the Tender Offer be open to all target security holders, rather than just record holders. Please advise. Given the fundamental nature of this comment, we reserve further comments on the tender offer materials, pending resolution of this matter.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Tender Offer was designed, and is being conducted, in strict accordance with the requirements of English law. The Company is a public limited company organized under the laws of the United Kingdom with only 33% U.S. ownership of the subject securities in the Tender Offer as of December 31, 2023. The trading volume in the Shares in the United States remains limited since the NYSE approved the Shares for listing on December 14, 2023, and no Share repurchase transactions will be undertaken on the NYSE in connection with the Tender Offer. By a resolution passed at the Company’s annual general meeting on May 2, 2023, and prior to the effective date of the registration of the Shares under Exchange Act Section 12 on December 14, 2023, the Company was authorized to make one or more market purchases of fully paid Shares subject to certain limitations, including a maximum aggregate number of Shares that may be purchased and a maximum price that may be paid for a Share, in accordance with applicable United Kingdom rules.

March 6, 2024 Page 2

The Company further respectfully advises the Staff that, as more specifically set forth below, the Tender Offer is open to all holders of the subject securities because all shareholders, including shareholders who acquired Shares following the record date for the Q323 Dividend, may tender Shares pursuant to the instructions set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO. It is a requirement and customary market practice in the United Kingdom to establish a record date for the returns of capital to shareholders that precedes the date the capital is returned, with the timetable for such capital transactions being reviewed and approved by the London Stock Exchange. In accordance with that requirement and market practice, the Company established a record date for the Q323 Dividend and used the condition precedent in the Tender Offer that a shareholder have an entitlement to the Q323 Dividend by holding Shares as of March 1, 2024 for consistency in the two different methods of returning capital to shareholders. Although this is a condition precedent to the Company accepting an offer to tender Shares, the existence of the record date does not legally prohibit any shareholders from the act of tendering their Shares, and the Tender Offer therefore remains open to all shareholders. In this regard, the condition precedent is similar to other procedural steps that a shareholder must take in order to validly tender in the Tender Offer. The Company additionally advises the Staff that, because the Tender Offer was publicly announced on February 15, 2024 by Regulatory News Service, which the Company also furnished on Form 6-K, all existing shareholders and prospective shareholders were made aware of the terms of the Tender Offer, including the condition for acceptance of a tender that an Entitlement be held and waived, fifteen days prior to the record date for the Q323 Dividend of March 1, 2024. Such shareholders and prospective shareholders therefore had the ability to purchase Shares prior to March 1, 2024 such that they would have owned shares on March 1, 2024 in order to satisfy the condition precedent in the Tender Offer.

        The Board of Directors of the Company believes that the current trading price of the Shares does not reflect the quality of the Company’s assets nor the significant opportunities underlying the Company’s long-term strategy and recognized that the Company’s dividend yield is significantly higher than its peers. The Board therefore determined that the repurchase of Shares was a prudent use of capital for the Company and was in the best interests of the Shareholders, as determined pursuant to English law, and provided all shareholders and prospective shareholders with the ability to determine whether they would like to participate in the Tender Offer by ensuring they owned Shares as of March 1, 2024. In order to complete the repurchase of Shares while concurrently eliminating the requirement to pay a dividend on such Shares in order to achieve a dividend yield more similar to the Company’s peers, only shareholders who hold an Entitlement may have their Shares accepted in the Tender Offer. The acceptance of Shares tendered in the Tender Offer that are not accompanied by an Entitlement would not achieve such commercial objectives of the Company.

March 6, 2024 Page 3

        We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please direct any such requests or questions to David J. Miller of Latham & Watkins LLP at (737) 910-7363 or David.Miller@lw.com.

Sincerely,

/s/ David J. Miller
David J. Miller